UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Orion Span, Inc.

Legal status of issuer

> ***Form***
> C-Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> August 29, 2017

Physical address of issuer
1900 S Norfolk St #350, San Mateo, CA 94402

Website of issuer
https://www.orionspan.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
February 1st, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$10,070	$0
Cash & Cash Equivalents	$10,070	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 29, 2018

Orion Span, Inc.



Up to $1,070,000 of Crowd Notes

Orion Span, Inc. ("Orion Span", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 1st, 2019 . The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,000,000 under the Combined Offerings (the "Closing Amount") by February 1st, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to February 1st, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.orionspan.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/orion.span

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Orion Span, Inc. is a Delaware C-Corporation, formed on August 29, 2017.

The Company is located at 1900 S Norfolk Ave #350, San Mateo, CA 94402.

The Company's website is https://www.orionspan.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/orion.span and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	February 1st, 2019
Use of proceeds	See the description of the use of proceeds on page 12 and 13 hereof.
Voting Rights	See the description of the voting rights on pages 11, 12, 15, 16, 18, 19 and 20.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's product is complex, new, and subject to multiple risks. Rocket launches, satellite missions, and trips to Near Space and Low-Earth-Orbit are susceptible to product loss due to equipment failure, improper operation of equipment, vendor or operator error, among other potential issues. Even minor deviations from optimal processes could result in product defects and other disruptions. Any launch failures or errors could require extended periods of time to investigate and remedy errors, which could delay further launches and adversely harm our business. In addition, there are risks associated with commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, and timely availability of materials.

Many of Company's contracts are understood to be contingent on the successful development and proof of concept of Aurora Station. Aurora Station is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and, potentially, regulatory approval before it is able to commercialize its product effectively. This process may take many years (launching in 2022) and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it cannot guarantee that Aurora Station or any other product candidates will be successfully developed or commercialized.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other events which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse events could put investors' dollars at significant risk.

The Company is partially dependent on the leisure travel industry. The Company's financial prospects are significantly dependent upon leisure travelers using its services. Leisure travel, including leisure airline tickets, hotel room reservations and rental car reservations, is dependent on personal discretionary spending levels. Leisure travel services tend to decline, along with the advertising dollars spent by travel suppliers, during general economic downturns and recessions. If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which would negatively impact the demand for its services. Additionally, events beyond the Company's control also may adversely affect the leisure travel industry, with a corresponding negative impact on its business and results of operations. Natural disasters or outbreaks of pandemics and epidemics have disrupted normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and terrorist attacks, any of which could have an impact on its business and results of operations.

Product safety and quality concerns could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of Aurora Station. The Company has rigorous product safety and quality standards. The Company may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products. A product recall or an adverse result in litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The Company has a limited operating history upon which you can evaluate its performance: the Company has not recorded any sales through October 2, 2018 and requires capital to begin manufacturing its Aurora Station. Since the Company's inception in May 2017, it has been designing and developing its product. Sales efforts have NOT begun, but the Company has accepted a number of deposits for future sales (in the form $80,000 refundable waitlist deposit from potential customers), the Company requires additional capital to manufacture Aurora Station. Assuming the Company is able to raise sufficient capital, the management anticipates being able to launch in 2022, but there are numerous risks that may prevent or delay the start of product shipments. Accordingly, the Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its services. The sales process involves educating customers about the Company's services, participating in extended services evaluations and configuring the services to customer-specific needs. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The development and commercialization of the Company's products and services are competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The space tourism market is an emerging industry where new competitors may enter the market frequently. The Company's competitors may have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company currently has only $998 in cash balances as of October 2, 2018. This equates to 3 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company may not be successful in obtaining issued patents. The Company's success depends significantly on their ability to obtain, maintain and protect their proprietary rights to the technologies used in their services. The Company filed a provisional patent application for its station design and anticipates filing more around its IP. Filing a provisional patent application only indicates that they are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company's success is partially dependent on consumer adoption of space tourism, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for space tourism is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of space tourism that the Company has experienced in the past will continue in the future.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company does not have employment contracts in place. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has conducted the following related party transaction. During the period of August 29, 2017 to December 31, 2017, the two founders of the Company contributed funds for operations. At December 31, 2017, the amount of contributions of $70 are recorded under additional paid in capital on the balance sheet.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 80% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

Today, the problem is that the International Space Station (ISS) is backlogged and potentially near the end of its life, with planned retirement looming. With that, space tourists will have lost one of the primary options available to them. Astronauts worldwide will lose a place to operate & train. Life science and material science space research will be inhibited.

To answer this challenge, Orion Span plans to build Aurora Station, a turnkey and modular human spaceflight platform designed to scale dynamically to the market. Aurora Station will be pre-loaded on the ground for immediate service & monetization upon launch. As demand increases, we anticipate our scalable and modular design will allow us to expand by attaching another of the same station. Simplifying into a single design reaps simplified operations.

Business Plan
Our Services

Aurora Station will sell on-orbit capacity to astronauts, tourists, and research organizations. In these three markets, our products are:

- Astronaut services - $60M per head, for 30 days. Only 18 nations have sent astronauts to the ISS. There is pent-up demand to go to space at competitive prices.
- Space Tourists - $9.5-$39.5M per head, for 12 days. Price range due to a revenue management system (think like an airline, during higher demand periods like New Years, customers pay more).
- Space Research - $95k per rack slot per month. Feeds the other two markets as well (astronauts conduct research and space tourists will conduct private citizen research).

Aurora Station

Aurora Station will be a turnkey, modular, and scalable Space Station. It will be pre-loaded on the ground for immediate service and monetization upon launch, without the need for additional assembly or inflation.

Aurora Station will include berths for astronauts and space tourists and racks for space research. As demand increases, we believe our design will allow us to simply attach another modular station to expand. Simplifying into a single design will reap simplified operations. For all customers, Orion Span plans to provide a white glove, end-to-end service to book all elements of their journeys, including reserving their launches with a launch provider like SpaceX or Blue Origin.

Competitive Advantage

Our advantages include:

1. Patent-pending proprietary amalgamation of architecture, IP, and existing 3D printing. We also believe process improvement tech will help lower production costs.
2. Using low-risk tech that has been around for decades to build primary structures of Aurora Station, ensuring safety and lowering cost, and complexity compared to competitors.
3. Business Model Innovation, simplifying traditionally costly endeavors through operational efficiency and pragmatic choices.

The Company's Products and/or Services

Product / Service	Description	Current Market
Luxury space hotel and human spaceflight platform	A 12-day astronaut experience to space tourists, a 7-day training experience on the ground, and capacity to space agencies for astronaut training	Space tourists and space agency astronauts

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry

segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are include:
- Space Tourism. Estimated to be a billion dollar industry by 2022.
- Space Agency. As the ISS approaches the planned end of its budget in 2024, space agencies worldwide will be looking for a destination for their astronauts.
- Space Research. Important to expanding human endeavors in space, and also feeds both the Space Agency as well as the Space Tourist market (Orion Span's tourists will be citizen scientists as well).

Intellectual Property

The Company is dependent on the following intellectual property:

Patents and Provisional Patent Applications

The Company has filed the provisional patent application below. The filing of a provisional patent application in no way guarantees that the patent will be issued. The Company has not yet secured any issued patents, and the securing of an issued patent is in no way guaranteed by the filing of a provisional patent application.

Application or Registration #	Title	File Date	Country/Organization
Provisional	Multi-Purpose Modular Space Station	4/5/2018	USA

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,825, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.50% of the proceeds, or $85,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
General Expenses	35%	35%	35%
Salaries	25%	25%	25%
Ground Model Construction	17%	17%	17%
Contractors	6%	6%	6%
Facility	6%	6%	6%
Reg A Filing	6%	6%	6%
Marketing	5%	5%	5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Frank Bunger	CEO/Co-Founder (May 2017 – Present) Chairman of the Board	CEO/Co-Founder, Orion Span (May 2017-Present): Responsible for overseeing all operations and development of Orion Span. Vice President, UpGuard (May 2015 – May 2017): Ran 4 divisions worldwide: technical pre-sales, technical post-sales, account management, and customer support
David Jarvis	CTO/Co-Founder (Oct 2017 – Present)	CTO/Co-Founder, Orion Span (Oct 2017-Present): Responsible for setting defining technical operational guidelines of Orion Span space hardware Operations Manager/Business Development, JAMSS America, Inc. (August 2014 – June 2017)
Marvin L. LeBlanc	COO (Oct 2017 – Present)	COO, Orion Span (Oct 2017 – Present): Responsible for mission control and ground operations of Orion Span space hardware. General Manager, ARES Corporation (Apr 2015 - Oct 2017) Provided engineering, reliability and mission assurance, project management, and ITarchitecture and security support within the Government Space market. Led corporateoperations for all Houston Office operations managing a staff of 200 employees.
Frank Eichstadt	Chief Architect (Mar 2018 – Present)	Chief Architect, Orion Span (Mar 2018 – Present): Responsible for defining and realizing technical space hardware architecture. Oceaneering Space Systems (May 2008 - Oct 2014) Lead and manage hardware projects supporting astronaut training environments. Lead and support research and development efforts, including business development, in support of space exploration initiatives. Emphasis on synthesis of holistic systemic solutions.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in California and 1 in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	8,542,500	yes	n/a	100%	N/A
Convertible Note	$50,000	yes	will dilute equity holders upon dilution	0%	N/A
Available (Ungranted) Option Shares	1,000,000	N/A	Will dilute equity holders open grants	0%	N/A

The Company no debt outstanding:

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Frank Bunger and David Jarvis.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Frank Bunger	Common Stock	45%
David Jarvis	Common Stock	35%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Orion Span, Inc. ("the Company") was incorporated on August 29, 2017 under the laws of the State of Delaware, and is headquartered in Mateo, California. The Company has not yet initiated operations and there have been no operations to date. Orion Span's mission is to build and sustain human communities in space. Through technological innovation, Orion Span cuts the cost of living in space by an order of magnitude over others. Orion Span will not rest until their shared destiny in the stars has been realized.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $998.86 in cash on hand as of 9/30/2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Convertible Notes	October 13th, 2018	Regulation D, 506(b)	Convertible Note	$50,000	General operating expenses

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporated transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5.00%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $1,000,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the period of August 29, 2017 to December 31, 2017, the two founders of the Company contributed funds for operations. At December 31, 2017, the amount of contributions of $70 are recorded under additional paid in capital on the balance sheet.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Frank Bunger
(Signature)

Frank Bunger
(Name)

CEO & Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Frank Bunger
(Signature)

Frank Bunger
(Name)

CEO & Founder
(Title)

November 29th, 2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



ORION SPAN, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2017

ORION SPAN, INC.

For the Period from August 29, 2017 (inception) through December 31, 2017

Table of Contents

Independent Accountants' Review Report 1

Financial Statements

Balance Sheet.. 2

Statement of Income & Comprehensive Income... 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to the Financial Statements 6





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of
Orion Span, Inc.
San Mateo, California

We have reviewed the accompanying financial statements of Orion Span, Inc. ("the Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of operations and changes in stockholders' equity, and cash flows for the period from August 29, 2017 (inception) through December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Emphasis of a Matter

As disclosed in Note 2 of the financial statements, the Company has had no operations to the date of the financials and relies upon additional capital from outside sources to fund operations. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, Washington

November 18, 2018

Orion Span, Inc.
BALANCE SHEET
December 31, 2017
(unaudited)

Assets		
Current assets		
Cash and cash equivalents	$	10,070
Total current assets		10,070
Total assets	$	10,070
Liabilities and stockholders' equity		
Current liabilities		
Advances - related party	$	-
Total current liabilities		-
Total liabilities		-
Commitments and contingencies		-
Stockholders' equity		
Common stock, 10,000,000 shares authorized at .00001 par value, no shares issued and outstanding at December 31, 2017		-
Additional Paid in Capital		70
SAFE Agreement		10,000
Accumulated deficit		-
Total stockholders' equity		10,070
Total liabilities and stockholders' equity	$	10,070

See accountants' review report and accompanying notes to the financial statements.

2

ORION SPAN, INC.

STATEMENT OF OPERATIONS

For the Period from August 29, 2017 (inception) through December 31, 2017

(unaudited)

Revenue	
Sales, net	$ -
Total revenue	-
Cost of goods sold	-
Gross profit	-
Total operating expenses	-
Net loss before income taxes	-
Provision for income taxes	-
Net income (loss)	$ -

See accountants' review report and accompanying notes to the financial statements.

3

Orion Span, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Period from August 29, 2017 (inception) through December 31, 2017
(unaudited)

	Common Stock		Additional Paid-in Capital	SAFE Agreement	Accumulated Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount				
Balance on August 29, 2017	-	$ -	$ -	$ -	$ -	$ -
Founder Contributions			70			70
Net income (loss)				10,000	-	10,000
Balance on December 31, 2017	-	$ -	70	$ 10,000	$ -	$ 10,070

See accountants' review report and accompanying notes to the financial statements.

ORION SPAN, INC.

STATEMENT OF CASH FLOWS

For the Period from August 29, 2017 (inception) through December 31, 2017

(unaudited)

Cash flows from operating activities		
Net income (loss)	$	-
Net cash provided by operating activities		-
Cash flows from financing activities		
Proceeds from SAFE Agreement		10,000
Founders contributions		70
Net cash provided by financing activities		10,070
Net decrease in cash and cash equivalents		10,070
Cash and cash equivalents, beginning		-
Cash and cash equivalents, ending	$	10,070
Supplemental cash flow information:		
Cash paid during the period for:		
Interest		-
Income taxes		-
	$	-

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Orion Span, Inc. ("the Company") was incorporated on August 29, 2017 under the laws of the State of Delaware, and is headquartered in Mateo, California. Orion Span's mission is to build and sustain human communities in space. Through technological innovation, Orion Span cuts the cost of living in space by an order of magnitude over others. Orion Span will not rest until their shared destiny in the stars has been realized.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Subsequent to December 31, 2017, the Company has begun accepting deposits of $80,000 to reserve a stay. The deposits are held in an escrow fund until nine months prior to launch window where it is then recognized as the funds are used to commence training and preparation to launch.

Deposits are fully refundable at any time.

Risks and Uncertainties

The Company has not commenced principal operations. There is risk and uncertainty that the Company is unable to receive adequate funding to commence operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax operating loss (NOL) of $0 as this is the first year of operations.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through November 18, 2018, the date these financial statements were available to be issued. The following transactions occurred subsequent to the December 31, 2017:

- On October 13, 2018 the Company entered into a convertible promissory note in the principal amount of $50,000. The note bears interest at six percent and the maturity date is 18 months following the date of issuance. The conversion rights are as follows:
    - Upon the closing of the Next Equity Financing, this note will be automatically converted into that number of Conversion Shares equal to the quotient obtained by dividing (a) the sum of the then unpaid Principal Amount plus all unpaid interest by (b) the lowest price paid per share for the Equity Securities by the investors in the Next Equity Financing.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred no gains or losses from inception as the Company had no activity during the year of its inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the period of August 29, 2017 to December 31, 2017, the two founders of the Company contributed funds for operations. At December 31, 2017, the amount of contributions of $70 are recorded under additional paid in capital on the balance sheet.

NOTE 4 – STOCK-BASED COMPENSATION

During the period ended December 31, 2017, the Company issued stock options totaling 8,527,500 shares of common stock with an exercise price of $0.00001 per share of which 1,113,334 vested during year end December 31, 2017. The total number of warrants and options outstanding as of December 31, 2017 is 7,414,166. As the value was determined to be de minimus, there was no value recorded in the financials as presented.

NOTE 5 – SAFE AGREEMENT

During the period ended December 31, 2017, the Company entered into a SAFE equity agreement with Frank Bunger, CEO, totaling $10,000. The agreement includes a post-money valuation cap of $5,000,000 with a discount rate of 80%.

NOTE 6 – STOCKHOLDERS' EQUITY

During the period ended December 31, 2017, there were no issuances of common stock. The Company incurred no income or expenses during year end December 31, 2017 resulting in no accumulated deficit.

EXHIBIT C
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Invest in Orion Span

Luxury space hotel and human spaceflight platform

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$1,000	$5,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Orion Span is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Orion Span without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Memorandums of understanding signed with 4 Partners including established aerospace players Sierra Nevada corporation and Paragon Space Development Corporation

> Hundreds of media mentions, including the New York Times, Forbes, Conde Nast Traveler, and TechCrunch

> Current participant in UC Berkeley's SkyDeck accelerator

> Space Tourism market is expected to reach $1.27 billion by 2023

Fundraise Highlights

> Total Round Size: US $2,000,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Crowd Note

> Valuation Cap: US $5,000,000

> Target Minimum Raise Amount: US $1,000,000

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> Offering Type: Side by Side Offering

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Orion Span is building Aurora Station, a luxury space hotel and human spaceflight platform for tourists, astronauts, and space research. Our mission is to build and sustain human communities in space.

Today, the problem is that the International Space Station (ISS) is backlogged and potentially near the end of its life, with planned retirement looming. With that, space tourists will have lost one of the primary options available to them. Astronauts worldwide will lose a place to operate & train. Life science and material science space research will be inhibited.

To answer this challenge, Orion Span plans to build Aurora Station, a turnkey and modular human spaceflight platform designed to scale dynamically to the market. Aurora Station will be pre-loaded on the ground for immediate service & monetization upon launch. As demand increases, we anticipate our scalable and modular design will allow us to expand by attaching another of the same station. Simplifying into a single design reaps simplified operations.

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Orion Span Overview
ORION SPAN, INC.

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Product & Service

Our Services

Aurora Station will sell on-orbit capacity to astronauts, tourists, and research organizations. In these three markets, our products are:

1. Astronaut services - $60M per head, for 30 days. Only 18 nations have sent astronauts to the ISS. There is pent-up demand to go to space at competitive prices.
2. Space Tourists - $9.5-$39.5M per head, for 12 days. Price range due to a revenue management system (think like an airline, during higher demand periods like New Years, customers pay more).
3. Space Research - $95k per rack slot per month. Feeds the other two markets as well (astronauts conduct research and space tourists will conduct private citizen research).

Aurora Station

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Aurora Station will be a turnkey, modular, and scalable Space Station. It will be pre-loaded on the ground for immediate service and monetization upon launch, without the need for additional assembly or inflation.

Aurora Station will include berths for astronauts and space tourists and racks for space research. As demand increases, we believe our design will allow us to simply attach another modular Station to expand. Simplifying into a single design will reap simplified operations. For all customers, Orion Span plans to provide a white glove, end-to-end service to book all elements of their journeys, including reserving their launches with a launch provider like SpaceX or Blue Origin.

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Competitive Advantage

Our advantages include:

1. Patent-pending proprietary amalgamation of architecture, IP, and existing 3D printing. We also believe process improvement tech will help lower production costs.
2. Using low-risk tech that has been around for decades to build primary structures of Aurora Station, ensuring safety and lowering cost, and complexity compared to competitors.
3. Business Model Innovation, simplifying traditionally costly endeavors through operational efficiency and pragmatic choices.





Gallery

Aurora Station
Orion Span

Artist Conception: Aurora Station.
Aurora Station

Media Mentions



TRAVEL + LEISURE

Forbes

Aol.

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Team Story

Orion Span began with a dream. The destiny of human civilization is to live and work in space - we believe this is a question of when, not if. What we saw was a unique convergence of trends: with the International Space Station's planned retirement upcoming, launch costs falling, commodity hardware reducing cost, and public excitement reminiscent of the Space Race in the 1960s and 70s, that the time was now to catalyze this destiny.

Between all of us, we have significant space industry experience. We've also recruited great advisors, as well as people from the high-end tourism business to advise us. I've detailed out our backgrounds further below. In summation, we each specialize in areas that are key to our success: sales/marketing, spacecraft systems, architecture, operations, and have worked for companies with NASA contracts. We also each believe the vision and that success in this business is driving cost out of the whole system and building a market rather than building a tremendous engineering project for which there is little demand.

Founders and Officers



Frank Bunger
CEO

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Veteran technology executive and serial entrepreneur Frank Bunger is CEO & Founder at Orion Span. He has experience in early stage companies, as they develop their teams, products, and go to market. Frank has a multi-disciplinary background across several industries, including manufacturing, hardware, and software. Most recently, he was Vice President at UpGuard, a firm focused on software automation, where his division performed well in sales and retention. An ardent renaissance man, he has additionally worked in a variety of roles ranging from engineer, sales, solutions design, solutions delivery, to executive management.

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David Jarvis
CTO

Serial space entrepreneur David Jarvis has experience in spaceflight, having spent over 10 years with JAMSS in Houston Texas providing operations support to the Japanese Space Agency, a key International Space Station partner. David's work included inter-agency coordination to facilitate technical and programmatic solutions to issues related to the ISS, as well as real-time console support during Space Shuttle missions. In 2014, David was on the team that designed a unique remote sensor system to monitor maritime vessel traffic around the world. This demonstration technology, called Maritime Awareness, was launched and successfully installed on the International Space Station.

Notable Advisors & Investors



Marv LeBlanc
Advisor, COO



Don Blank
Advisor, Senior Spacecraft Design Consultant



Frank Eichstadt
Advisor, Chief Architect

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Samantha Jacobs

Advisor, Advisor, President Hemsworth Communications, PR



Mark Osterhous

Advisor, Former Executive at Cesar's Palace



David Gull

Advisor, Advisor, Founder of Outer Realm VR, VR Build & Modeling

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Tarek Zohdi

Advisor, Advisor, Berkeley Mechanical Engineering Department Head, 3D Printing Spacecraft

Q&A with the Founder

Q: Have you participated in any accelerator programs? If so, please detail.

Orion Span:

Orion Span is a current participant in Berkeley SkyDeck.

Q: Please detail your market opportunity.

Orion Span: There are two primary markets we are after:

Space Tourism: Over 18,000 NASA applicants per year, but only a small fraction are accepted. Roughly 17,990 people who want to go to space but didn't make it as a NASA astronaut. Out of those, we believe 200 per year might afford the trip.

Space Agency Astronauts: Only around 9 countries have human spaceflight capability. We believe around 25 have the budget to afford our services and they would pay us a fraction of what they would themselves have to pay to build a human spaceflight program.

Q: Please detail your competitive advantages.

Orion Span:

Patent-pending tech that will help decrease moving parts outside the spacecraft, simplifying and reducing CapEx and OpEx. We also have proprietary 3D printing techniques.

Q: Who do you view as your closest competitors and what key factors differentiate yourselves?

Orion Span: **Axiom Space:** They want to build a complex 6 module space station that requires on-orbit assembly and will take many years to complete

Bigelow Space Operations: Inflatable technology.

Nanoracks: They want to re-use the 2nd stage of a used rocket and turn it into a habitat. This has never been done before and the complexity of turning a 2nd stage into a habitat in space is high.

Orion Span: We plan to offer a simple, turnkey operation, with a single module to start. This will be in service immediately upon launch, with no assembly or inflation required. Once we reach capacity on one module we will consider launching a 2nd module. The 2nd module will attach in an automated fashion with no expensive robotic arm. We hope to be the low-cost alternative- with our IP and operations, we plan to build and launch for less than our nearest competitors.

Q: Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.

Orion Span: **ITAR:** We will register with Dept of State as we start building. In the long run (2+ years out), we will need a compliance person on staff.

FAA: Certification for tourists. We will partner with people who are FAA certified who will provide that service for us.

FCC: Communications for talking to spacecraft. This is a straightforward application process that we will do in a few years time.

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000
Minimum investment:	US $1,000
Target Minimum:	US $1,000,000
Maximum Raise Amount:	US $2,000,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $5,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

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Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement "IPA". The IPA will authorize SeedInvest to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with the Company's offering materials for additional details.
Transfer Restrictions	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.
Closing conditions:	While Orion Span has set an overall target minimum of US $1,000,000 for the round, Orion Span must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Orion Span's Form C.
Regulation CF cap:	While Orion Span is offering up to US $2,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


General
Facility
Contractors
Reg A Filing
Marketing
Ground Model
Salaries

If Maximum Amount Is Raised


General
Facility
Contractors
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Ground Model

Investor Perks

In addition to the perks below, Orion Span is offering limited-time bonus perks. Invest by Friday, December 21st at 11:59pm Pacific Time and receive a free online astronaut training voucher* (all investors) and a 20% discount on in-person astronaut training** in Houston ($5K and above).

Bronze ($5K)

- High-quality limited run Orion Span T-shirt
- Aurora Station 1/48th scale physical model with your engraved name

Silver ($20K)

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- All of the items from the previous tier, plus:

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- A high-quality limited run Orion Span Vest
- Yearly investor calls with management
- Lunch or dinner with a founding team member of your choice
- Invitation to a virtual tour of Aurora Station
- Your name on an investor plaque aboard Aurora Station

Gold ($50K)

- All of the items from the previous tiers, plus:
- An invitation to in-person tour of Aurora Station's ground model
- Fully-transferrable waitlist spot to go to Aurora Station (fully transferrable so if you later decide to pass on your spot, you can gift it to a friend or even sell it)

Platinum ($150K)

- All of the items from the previous tiers, plus:
- Invitation to join us in person for Aurora Station's launch
- Individual recognition during a pre-launch ceremony.
- An all-expense paid trip to company offices in Houston, or, San Francisco, for an individualized tour and to discuss all things space
- Fully-transferrable waitlist spot to go to Aurora Station AND moved to the front of the line (fully transferrable so if you later decide to pass on your spot, you can gift it to a friend or even sell it)

*Online astronaut training is an in-development series of online courses and videos, that will conclude in an examination that provides certification. It is Phase 1 of 3 of the certification to go to Aurora Station.

**In-person astronaut training is an in-development course including a 1-week onsite training in Houston, TX. It will include course material, as well as physical exercises such as zero gravity simulation in a pool. It is Phase 2 of 3 of the certification to go to Aurora Station.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Operations

Orion Span, Inc. ("the Company") was incorporated on August 29, 2017, under the laws of the State of Delaware, and is headquartered in Mateo, California. The Company has not yet initiated operations and there have been no operations to date. Orion Span's mission is to build and sustain human communities in space. Through technological innovation, Orion Span cuts the cost of living in space by an order of magnitude over others. Orion Span will not rest until their shared destiny in the stars has been realized.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $998.86 in cash on hand as of 9/30/2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

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The total market size starts by leaning heavily on tourism - which is the beach head. As we approach the ISS planned end of budget in 2024, it rises sharply as business from national space agencies rises. *Based on management's calculations. Does not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

There are three primary markets we are targeting:

1. **Space Tourism**. Estimated to be a billion dollar industry by 2022.

2. **Space Agency**. As the ISS approaches the planned end of its budget in 2024, space agencies worldwide will be looking for a destination for their astronauts.

3. **Space Research**. Important to expanding human endeavors in space, and also feeds both the Space Agency as well as the Space Tourist market (Orion Span's tourists will be citizen scientists as well).

We have two competitors in this business:

- Axiom Space. Planning to build a complex, large space station. Due to the size and complexity, it will take multiple launches and many years to complete. Cost estimates for their project are $1.2 Billion.

- Bigelow Space Operations. Using an inflatable technology. Their module reaches orbit and inflates.

Orion Span's Differentiators: Lower cost, single module, with a rigid structure, to enable turnkey operation. Aurora Station reaches orbit and will go into service immediately, no assembly or inflation.

Risks and Disclosures

The Company's product is complex, new, and subject to multiple risks. Rocket launches, satellite missions, and trips to Near Space and Low-Earth-Orbit are susceptible to product loss due to equipment failure, improper operation of equipment, vendor or operator error, among other potential issues. Even minor deviations from optimal processes could result in product defects and other disruptions. Any launch failures or errors could require extended periods of time to investigate and remedy errors, which could delay further launches and adversely harm our business. In addition, there are risks associated with commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, and timely availability of materials.

Many of Company's contracts are understood to be contingent on the successful development and proof of concept of Aurora Station. Aurora Station is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and, potentially, regulatory approval before it is able to commercialize its product effectively. This process may take many years (launching in 2022) and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it cannot guarantee that Aurora Station or any other product candidates will be successfully developed or commercialized.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other events which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse events could put investors' dollars at significant risk.

The Company is partially dependent on the leisure travel industry. The Company's financial prospects are significantly dependent upon leisure travelers using its services. Leisure travel, including leisure airline tickets, hotel room reservations and rental car reservations, is dependent on personal discretionary spending levels. Leisure travel services tend to decline, along with the advertising dollars spent by travel suppliers, during general economic downturns and recessions. If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which would negatively impact the demand for its services. Additionally, events beyond the Company's control also may adversely affect the leisure travel industry, with a corresponding negative impact on its business and results of operations. Natural disasters or outbreaks of pandemics and epidemics have disrupted normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and terrorist attacks, any of which could have an impact on its business and results of operations.

Product safety and quality concerns could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of Aurora Station. The Company has rigorous product safety and quality standards. The Company may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products. A product recall or an adverse result in litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The Company has a limited operating history upon which you can evaluate its performance: the Company has not recorded any sales through October 2, 2018 and requires capital to begin manufacturing its Aurora Station. Since the Company's inception in May 2017, it has been designing and developing its product. Sales efforts have NOT begun, but the Company has accepted a number of deposits for future sales (in the form $80,000 refundable waitlist deposit from potential customers), the Company requires additional capital to manufacture Aurora Station. Assuming the Company is able to raise sufficient capital, the management anticipates being able to launch in 2022, but there are numerous risks that may prevent or delay the start of product shipments. Accordingly, the Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its [tools/product/services]. The sales process involves educating customers about the Company's services, participating in extended services evaluations and configuring the services to customer-specific needs. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The development and commercialization of the Company's products and services are competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The space tourism market is an emerging industry where new competitors may enter the market frequently. The Company's competitors may have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

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The Company forecasts project aggressive growth post-raise. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company currently has only $998 in cash balances as of October 2, 2018. This equates to 3 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company may not be successful in obtaining issued patents. The Company's success depends significantly on their ability to obtain, maintain and protect their proprietary rights to the technologies used in their services. The Company filed a provisional patent application for its station design and anticipates filing more around its IP. Filing a provisional patent application only indicates that they are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company's success is partially dependent on consumer adoption of space tourism, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for space tourism is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of space tourism that the Company has experienced in the past will continue in the future.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company does not have employment contracts in place. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has conducted the following related party transaction. During the period of August 29, 2017 to December 31, 2017, the two founders of the Company contributed funds for operations. At December 31, 2017, the amount of contributions of $70 are recorded under additional paid in capital on the balance sheet.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to [TBD]% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

11/28/2018 Edit your campaign

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Pitch Deck and Overview (1 file)
Product or Service (13 files)
Financials (2 files)
Investor Agreements (2 files)
Miscellaneous (2 files)
Articles of Incorporation or Certificate of Incorporation
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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Orion Span

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Orion Span. Once Orion Span accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Orion Span in exchange for your securities. At that point, you will be a proud owner in Orion Span.

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What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Orion Span has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Orion Span does not plan to list these securities on a national exchange or another secondary market. At some point Orion Span may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Orion Span either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Orion Span's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Orion Span's Form C. The Form C includes important details about Orion Span's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

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EXHIBIT D
Investor Deck



ORION SPAN, INC.

Orion Span Overview



This presentation contains offering materials prepared solely by Orion Span, Inc without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Proprietary & Confidential







Problem: ISS Backlog & Planned Retirement in 2024

Astronauts Operations

Space Agencies lose a place to operate & train for human spaceflight missions

Space Tourism

Orion Span has already proven a desire for tourists to stay on a space station

Space Research

Private Industry and Space Agencies need a platform to conduct scientific research

Solution: Augment ISS Capacity Today & Replace

Turnkey



Station Immediately in Service, No Assembly or Inflating

Rapid Scalability



Single Modular Station Enables Instant Scalability - Simply Attach Another

End to End Service



White Glove Service for All Customer Bookings



Introducing Aurora Station

Our Mission is to Build & Sustain Communities in Space

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

Aurora Station is the World's Luxury Space Hotel

Tourism is the Beachhead

Orbital Platform to Replace ISS after 2024


Aurora
Station

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

This is How We Scale to Market Demand

Single Module Platform – Launch 2021
Reach Capacity of 6, then launch another



Orion Span

Launch 2nd Module With Market Demand

Two Module Platform

Reach Capacity of 12, then launch another


Orion Span

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

Launch 3rd Module With Market Demand

Three Module Platform

Reach Capacity of 18, then launch another



This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

Aurora Station is a Human Spaceflight Platform

Astronauts

- **$60M** per 30-days per astronaut
- **$12m** for 3-month Astronaut Certification
- Space Agencies are Potential Customers

Tourism

- **$9.5-$39.5M** for 12-day Astronaut Experience
- 18,000 Astronaut Applications Per Year

Space Research

- **$95k** per rack slot per month
- Pharma, semiconductors, optics have unique properties in zero gravity







Team Experience

Team



Frank Bunger - CEO
Serial Entrepreneur & Tech Executive from Software Automation World



Frank Eichstadt - Chief Architect*
Architected ISS Enterprise Module; decades designing and building spacecraft



David Jarvis - CTO
Serial Entrepreneur & Aerospace Engineer with Designs From Scratch To Deployment For ISS



Marv LeBlanc - COO*
Former General Manager for NASA-contracted human spaceflight company, ARES. Mission Control Expert

Advisors



Mark Osterhaus
Caesar's Palace Hospitality Executive



Tarek Zohdi
Berkeley Dept Head- 3D Printing Spacecraft

*This individual does not have employment agreement with Orion Span and is not receiving salary compensation. They have an advisor agreement in place and are acting as their respective title. Once funding is complete, Orion Span plans to convert them to proper employee agreements.


Total Market - $11 Billion by 2030
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$1,496
$1,690
$1,896
$2,211
$2,600
$3,021
$5,163
$5,807
$6,624
$7,566
$8,763
$10,043
$11,316
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

These statements reflect management's current views and are based off management's calculations. They meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or market size, all of which cannot be made.

Simplified Process Overview

1



Orion Span Station Segments are Assembled Individually, Then Mechanically Attached.

2



Supplies, Experiments, and Equipment Pre-Loaded on the Ground; Large Equipment Can be Added Prior to Attaching the End Cap.

3



Aurora Station   Crew/Customers

Space Station and Astronauts are Launched Separately by Commercial Launch Providers, (e.g. SpaceX).

4



Space Stations Monitored and Controlled by our Mission Control Center in Houston, Texas.

ORION SPAN, INC.

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Aurora Station In The News

Worldwide Interest

- Over 1,000 Media Outlets around the World
- 54 radio and television interviews to date

Media Projects

- AOL Time Warner Project "Space Pirates"





Patent-Pending IP & 3D Printing Will Help Remove Moving Parts, Simplifying Design & Reducing Cost

Barter with Space Agencies (common practice in many nations) for select Industry Standard Systems

Launch to Orbit Heavily Discounted with Bartering & Partnership arrangements

We've Signed Several Important Partners



SNC SIERRA NEVADA CORPORATION®
Aurora Station
SPACE WALKER
PARAGON SPACE DEVELOPMENT CORPORATION 25th Anniversary
Blue Abyss

ORION SPAN, INC.

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Seed Round

To Build Ground Model, Roadshow, and Next Raise

12 Months of Operation

- Build Full Size Ground Model
- Feed and Establish Additional Tourist Deposits

Build Ground Model

- Refine Same Processes & Tools to be Used for Full Aurora Build
- Mobile Unit to be taken on roadshow in Q3 to demonstrate to customers

Feed Reg A Raise

- Leverages Worldwide Attention into Investment
- Lists on global stock exchanges
- Immediate Liquidity for initial investors

ORION SPAN, INC.

Proprietary & Confidential



3 Years to Build & Launch Aurora Station

Today
- **IP, Concept, VR Model Complete**
- Tourism Bookings Begin
- Fundraising Starts

Q2 2019
- **Ground Model & Reg A Raise Begin**
- Astronaut Deposits Begin
- Build Scale Prototype
- Expand Engineering Team to reach PDR

Q3 2020
- **Scale Prototype Launch Complete**
- PDR Milestone of Aurora Station Complete
- Aurora Station Build Begins
- Astronaut 2nd Milestone Deposits

Q3 2021
- **Aurora Station Build Complete**
- Ground Tests Begin
- Collect Full Value of All Bookings

Q4 2021
- **Tests Passed & Launch!**

ORION SPAN, INC.

Proprietary & Confidential

EXHIBIT E
Video Transcript

Exhibit E

Video Transcript

Orion Span's Aurora Station Dynamic Expansion Architecture
https://www.youtube.com/watch?v=CDJJE2gocU8

[No voiceover]